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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                           VICON FIBER OPTICS CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    92580915
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                                Donald J. Unger
                               c/o David Robbins
                 Brock Fensterstock Silverstein & McAuliffe LLC
            153 E. 53rd Street, 56th Floor, New York, New York 10022
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               February 1 , 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                               Page 1 of 5 pages


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                                  SCHEDULE 13D


CUSIP No. 92580915                                          Page 2 of 4 Pages
                                                            -----------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Donald J. Unger

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) |_|
                                                                                                              (b) |_|

  3    SEC USE ONLY


  4    SOURCE OF FUNDS*
                PF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                    |_|


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.


    NUMBER OF        7     SOLE VOTING POWER
     SHARES                         805,666
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
     PERSON
      WITH
                     8     SHARED VOTING POWER


                     9     SOLE DISPOSITIVE POWER
                                    805,666

                     10    SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  805,666

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   |_|



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.46%    (Based upon 8,515,636  outstanding  shares of Common
                           Stock as set forth in the Company's Quarterly Report
                           on Form  10-Q for the  period  ended  September  30,
                           1997)

14       TYPE OF REPORTING PERSON*
                  IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                  RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)
                       OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.


                                     - 2 -

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Item 1.  Security and Issuer.

                  Common Stock, par value $.01 per share of Vicon Fiber Optics Corp., a Delaware corporation (the "Company"), located at 90 Secor Lane, Pelham Manor, NY 10803


Item 2.  Identity and Background.

                  This amendment is filed on behalf of the following reporting person (the "Reporting Person'):

                  (a)      Donald J. Unger

                  (b)      2 Canoe Lane, Roseland, NJ 07086

                  (c) Principal Occupation and name and address of employer:
                           Investments, Linico Corporation, 381 Franklin Avenue Belleville, NJ 07109

                  (d) During the last five years, Mr. Unger has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdictionwhich resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating, activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  In February 1992, the Reporting Person purchased 780,000 shares of Common Stock for an aggregate purchase price of $23,400 using personal funds. In June 1993, the Reporting Person, through his wholly-owned company, Linico Corporation ("Linico"), purchased 12,000 shares of Common Stock for an aggregate purchase price of $6,000. In 1997 the Reporting Person, through Linico, received 13,333 shares of Common Stock after the conversion by Linico of $10,000 of the aggregate principal amount of the 10% Convertible Subordinated Notes of the Company held by Linico pursuant to the Conversion Note executed by the Company in favor of Linico in 1992.

Item 4.  Purpose of Transactions

                  The Reporting Person acquired the shares of Common Stock that are reported in Item 5 hereof for his account for investment purposes. In addition, the Reporting Person has commenced discussions with the Company's management and other parties regarding various proposals relating to the operations and management of the Company, and the Reporting Person may undertake further actions and discussions in that regard which may have an effect on or influence the management of the Company.

Item 5.  Interest in Securities of the Issuer

                  (a) As of the date hereof, the Reporting Person beneficially owned 805,666 shares of Common Stock, such shares constitute 9.46% of the shares of Common Stock outstanding (as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30 , 1997. As of September 30, 1997, there were 8,515,636 shares of Common Stock outstanding.

                  (b)      The Reporting  Person has the sole power to vote and
                           to  dispose  of  805,666   shares  of  Common  Stock
                           referred to in paragraph (a) above.

                  (c) The Reporting Person has not effected, within the past 60 days, any transactions involving any shares of the Common Stock.

                  (d)      Not applicable.


                                     - 3 -

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                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  Original Filing, page 4.

Item 7.  Material to be Filed as Exhibits.

         None.













                                     - 4 -

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                                                    SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date: February 23, 1998








                                                 /s/ Donald J. Unger
                                                 -------------------------
                                                 Donald J. Unger